SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on the dissolution of the business and capital alliance with Tsukishima Kikai Co., Ltd. (Thursday, September 25, 2008)

2.	Notice on results of the program of purchasing own shares (Thursday, September 25, 2008)

3.	Notice regarding decision on establishing a program of purchasing own shares (Thursday, September 25, 2008)

4.	Notice of Change of Management (Thursday, September 25, 2008)

September 25, 2008

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on the dissolution of the business and capital alliance with Tsukishima Kikai Co., Ltd.

Please be advised that Kubota Corporation (hereinafter the “Company”) decided to dissolve the contract of the business and capital alliance with Tsukishima Kikai Co., Ltd. (hereinafter “TSK”) in the field of water & sewage engineering business which was entered into on July 26, 2005.

1. Reason for the dissolution of the alliance

The Company and TSK concluded the contract of the business and capital alliance on July 26, 2005, and have made effort to improve profitability of the water & sewage engineering business through such tactics as supplying complementary products each other and jointly developing new products.

However, the budget for public investment is declining and competition in the water & sewage engineering business is intensifying continuously. Consequently, the Company and TSK concluded it is difficult to receive the full benefit of the expected effect of the business alliance and agreed on the dissolution of it. In addition, the Company and TSK also agreed on the dissolution of the capital alliance.

2. Outline of Tsukishima Kikai Co., Ltd (as of March 31, 2008)

Company Name	Tsukishima Kikai Co., Ltd.

Principal Line of Business	Manufacture, sale of plants and equipments for water & sewage treatment and industrial use

Date of Incorporation	May 31, 1917

Location of Head Office	Chuo-ku, Tokyo, Japan

Representative	Kazuhiko Yamada President and Representative Director

Capital	¥6,600 million

Number of employees(consolidated)	2,087

Major Shareholders and Shareholdings (%)	Fuji Electric Holdings, Co., Ltd. (12.26%)
The Japan General Estate Co., Ltd. (8.76%)
Kubota Corporation (6.83%)
Daido Life Insurance Company (5.56%)
Taiyo Life Insurance Company (4.78%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (4.04%)
Ajinomoto Co., Inc. (2.89%)
Pictet & Cie (Europe) S.A. (2.70%)
Toyo Electric MFG. Co., Ltd. (1.92%)
OYO Corporation (1.91%)

Relationship with the Company Personnel relationship: Business relationship: Capital relationship: (as of March 31, 2008)

There is no personnel relationship between the Company and TSK.

The Company and TSK purchase each other’s products.

The Company owned 3,117 thousand (6.83%) shares of TSK.

TSK owned 4,400 thousand (0.34%) shares of the Company.

3. Schedule

The contract concerning the dissolution of the alliance is to be concluded on September 25, 2008.

4. Financial outlook

The effects of the dissolution on the Company’s consolidated results of operations and financial position will be minor.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

September 25, 2008

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on results of the program of purchasing own shares

Please be advised that the program of purchasing its own shares established at the Board of Directors’ Meeting of Kubota Corporation (“the Company”) held on June 20, 2008 pursuant to Article 156 of the Corporate Law after applying the regulations of Article 165 Paragraph 3 of said Law has expired, and the results are as follows.

Results of the purchase of its own shares

(1) Term of validity:	From June 23, 2008 to September 24, 2008

(2) Total number of shares purchased:	0 shares

(3) Total amount of shares purchased:	¥ 0

(Reference)

(1)	Details of resolution at the Board of Directors’ Meeting held on June 20, 2008

Type of shares to be purchased:	Shares of common stock of the Company

Number of shares to be purchased:	Not exceeding 10 million shares (0.8% of the total numbers of shares issued excluding treasury stock)

Amount of shares to be purchased:	Not exceeding ¥10 billion

Term of validity:	From June 23, 2008 to September 24, 2008

(2)	The number of treasury stock purchased pursuant to the resolutions of the Board of Directors’ Meetings and held as of September 25, 2008

Total number of shares issued excluding treasury stock:	1,278,025,180 shares

Total number of treasury stock :	7,894,000 shares

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

September 25, 2008

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice regarding decision on establishing a program of purchasing own shares

Please be advised that Kubota Corporation (“the Company”) resolved at the Board of Directors’ Meeting held on September 25, 2008 to establish a program of purchasing its own shares, pursuant to Article 156 of the Corporate law after applying the regulations of Article 165 Paragraph 3 of said law.

1. Purpose for the purchase of its own shares

The Company will purchase its shares in order to create more value per share, as a part of returning profit to shareholders.

2. Details of the purchase of its own shares

1) Type of shares to be purchased:	Shares of common stock of the Company

2) Number of shares to be purchased:	Not exceeding 10 million shares (0.8% of total numbers of shares issued excluding treasury stock)

3) Amount of shares to be purchased:	Not exceeding ¥10 billion

4) Term of validity:	From September 26, 2008 to December 15, 2008

(Reference)

The number of treasury stock purchased pursuant to the resolutions of the Board of Directors’ Meetings and held as of September 25, 2008.

Total number of shares issued excluding treasury stock:	1,278,025,180 shares

The number of treasury stock:	7,894,000 shares

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

September 25, 2008

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice of Change of Management

Please be advised that the Board of Directors of Kubota Corporation (“the Company”) resolved at the Board Meeting held on September 25, 2008 to change the titles of below mentioned directors as follows:

1. Changes of the titles

Name	New Title	Current Title
Daisuke Hatakake	Chairman and Representative Director	President and Representative Director

Moriya Hayashi	Vice Chairman and Director	Executive Vice President and Representative Director, General Manager of Farm & Industrial Machinery Consolidated Division, General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division

Yasuo Masumoto	President and Representative Director	Executive Vice President and Director, In charge of Tokyo Head Office, General Manager of Water, Environment & Infrastructure Consolidated Division, General Manager of Tokyo Head Office

2. Date of assuming office (scheduled)            January 1, 2009

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: September 29, 2008	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	Director,
General Manager of Finance & Accounting Department